UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

On January 29, 2015 the change of name from “Sesa Sterlite Limited” to “Vedanta Limited” (the “Company”) was approved by the board of directors of the Company. The shareholders of the Company approved the name change through a postal ballot dated March 30, 2015. A copy of the Certificate of name change issued by the Registrar of Companies, Goa, India, effective as of April 21, 2015 is attached hereto as Exhibit 99.1 and is incorporated by reference herein. A copy of the Specimen share certificate of the Company is attached hereto as Exhibit 99.2 and is incorporated by reference herein. A copy of the Memorandum and Articles of Association is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Exhibits

Ex-99.1 Certificate of Incorporation

Ex 99.2 Specimen Certificate

Ex 99.3 Memorandum and Articles of Association

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary